Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/04/14	OFFICIAL USE ONLY

FEB 10 2014

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 101 Hudson Street, Suite 1200
   Jersey City, New Jersey 07302
3. Provide the applicant's mailing address (if different):

14010824

4. Provide the applicant's business telephone and facsimile number:
   (201) 499-3700 (Telephone) (201) 499-0174 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Susan Ameel (Name) Chief Regulatory Officer (Title) (201) 499-0164 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   James Buckley
   National Stock Exchange, Inc.
   Jersey City, New Jersey 07302
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/26/2006 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/04/14 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Susan Ameel, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 11th day of February (Month), 2014 (Year) by Philip J. Asaro (Notary Public)

My Commission expires May 16, 2015 County of Suffolk State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

PHILIP J. ASARO
Notary Public - State of New York
No. 01AS6241142
Qualified in Suffolk County
My Commission Expires May 16, 2015
Certification filed in New York Co.

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(from December 31, 2013 through Present)

Officers:

David F. Harris	Director, Chairman, & Chief Executive Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Corcoran	President, Chief Administrative Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
David Reed	Chief Operating Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Bruce Kulback	Chief Information Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Susan Ameel	Chief Regulatory Officer, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Jeremy Sanchez	Chief Compliance Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Michael Serafin	Vice President, Client Services Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Philip M. Pinc	Vice President, Counsel and Secretary Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
James Buckley	Senior Regulatory Counsel, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Paulino	Vice President, Business Development Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Former Officers:

No changes since last filing.

Officers, Directors, Members of Standing Committees
(from December 31, 2013 through Present)

Directors:

David F. Harris	Director, Chairman and Chief Executive Officer. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. CEO Director.
John Faso	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Kathleen Hamm	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gordon Martin	Director. Service commenced on December 31, 2012 and expires at the Exchange's next Annual Meeting. Industry Director.
Thomas O'Mara	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Jeffrey Brown	Director. Service commenced December 31, 2012 and current term expires at the Exchange's next Annual Meeting. . Non-Industry/Independent Director.
Antoine Shagoury	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Michael Szymanski	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gerald T. O'Connell	Director. Service commenced on March 27, 2012 and current term expires at the Exchange's next Annual Meeting. Industry Director.

Former Directors:

Craig Drill	Service commenced on December 30, 2011 and expired October 30, 2013. Former Non-Industry/Independent Director.

Exhibit J (cont.)

Exchange Committees

Executive Committee
Current Members
David Harris (Chairman), term commenced 2/10/12
Thomas O'Mara, term commenced 2/10/12
John Faso, term commenced 2/10/12
Kathleen Hamm, term commenced 2/10/12
Gerald T. Connell, term commenced 6/28/12

Executive Compensation Committee
Current Members
Antoine Shagoury (Chairman), term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12
Jeffrey Brown, service commenced 11/21/13
Former Members
Craig Drill, term ended 10/30/13

Governance & Nominating Committee
Current Members
John Faso (Chairman), term commenced 2/10/12
David Harris, term commenced 2/10/12
Jeffrey Brown, service commenced 03/27/13
Former Members
Craig Drill, term ended 10/30/13

ETP Holder Director Nominating Committee
Current Members
Thomas O'Mara (Chairman), term commenced 12/30/11
Andrew O'Hara, service commenced 03/27/13
Former Members
Jeffrey Brown, term ended 11/6/13

Audit Committee
Current Members
Michael Szymanski (Chairman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Antoine Shagoury, term commenced 2/10/12

Regulatory Oversight Committee
Current Members
Kathleen Hamm (Chairwoman), term commenced 2/10/12
John Faso, term commenced 2/10/12
Michael Szymanski, term commenced 2/10/12

Business Conduct Committee
Current Members
Anthony Seisser (Chairman), term commenced 6/28/12
Elizabeth H. Baird, term commenced 6/28/12
Former Members
Richard Y. Roberts, term ended 11/5/13

Appeals Committee
Current Members
Jeffrey Brown, service commenced 03/27/13
Thomas O'Mara, term commenced 2/10/12
Former Members
Craig Drill, term ended 10/30/13